SULTAN

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investo[redacted]

SUL-TSX VENTURE

05011847

October 3, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

10/19

United States Sec Filing
October 3, 2005

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals Announces Private Placement Financing – September 13, 2005.
2. Sultan Minerals Reports Copper & Silver Discovery on Kena Gold Property & Updates Drilling on Jersey-Emerald Molybdenum Property – September 14, 2005.
3. Sultan Minerals Announces Increase to Private Placement Financing – September 15, 2005.
4. Sultan Minerals Closes Private Placement Financing – September 20, 2005.

Correspondence with Securities Commission(s)

5. Form 51-102F3 – Material Change Report – dated September 20, 2005.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 13, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("**Sultan**") is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 1,350,000 units (the "Units") at a price of $0.13 per Unit, for gross proceeds of up to $175,500. Each Unit is comprised of one (1) common share in the capital of Sultan, and one-half of one common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 24 months from closing, at an exercise price of $0.18 per share.

There are no finders' fees or commissions payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placement will be subject to a hold period and may not be traded for four months from the date of issuance.

Proceeds from the non-brokered private placement will be used to fund exploration programs on Sultan's mineral property interests located in Canada and Peru, and for general working capital.

Sultan has recently completed 1,400 metres of underground diamond drilling in 12 holes on the Company's Jersey-Emerald molybdenum and tungsten property located near Salmo in southeastern British Columbia, Canada. Assays from the diamond drilling program are expected to be available by mid to late September 2005.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 14, 2005 TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

Sultan Minerals Reports Copper & Silver Discovery on Kena Gold Property & Updates Drilling on Jersey-Emerald Molybdenum Property

Sultan Minerals Inc. (**SUL-TSX-V**) is pleased to announce the discovery of copper and silver mineralization on its Kena Gold Property, located in southeastern British Columbia. **The best sample taken from the new discovery assayed 2.48% copper and 165.0 grams per tonne silver. Seven metres of continuous chip sampling taken along the apparent strike of the showing returned an average grade of 1.71% copper and 61.0 grams per tonne silver.**

The new discovery was made by prospecting near the historic Silver King Mine, which is located approximately 1,500 metres southwest of Sultan's Gold Mountain Zone. The mineralized exposure was found in a 1.0-metre wide by 7.0-metre long area exposed by erosion in the wall of a narrow pit excavated around 1900. The mineralization occurs in the footwall rocks beneath the historic Silver King Vein and is comprised of disseminations and veinlets of copper silver minerals. Historic mine records make reference to several exposures of similar footwall mineralization located 125 metres and 360 metres along strike to the east of the new discovery. At the time of mining only the high grade veins were considered to be important and the disseminated mineralization was neither sampled nor assayed.

Assays received from samples taken during the recent prospecting program are given in the following table.

Rock Chip & Grab Sample Results

Sample	Description	From (m)	To (m)	**Length (m)**	**Cu (%)**	**Ag (g/t)**
SK-1	Grab				**2.48**	**165.0**
SK-2	Grab				**2.24**	**176.0**
SKFW-0-3	Chip	0.00	3.00	**3.00**	**1.80**	**22.0**
SKFW-3-7	Chip	3.00	7.00	**4.00**	**1.65**	**99.0**

The Silver King Mine is located 1.5 kilometres southwest of the Kena Gold and Gold Mountain discovery zones. **Sultan has a measured and indicated resource of 11,820,000 tonnes containing 381,000 ounces of gold and an additional inferred resource of 12,150,000 tonnes containing 389,000 ounces of gold in the Gold Mountain and Kena zones** (see News Release of June 7, 2004). The Silver King Mine was discovered in 1886 and operated from 1896 until 1910 producing very rich silver-copper ore that gained fame in Canada, the U.S.A. and Britain. Production totalled 243,200 tons averaging 665.15 g/t silver and 3.29% copper.

Government records show that intermittent exploration continued into the 1960s and 1970s. The work included coring 54 drill holes around the original Silver King Mine workings. This exploration focused on looking for additional veins in the hanging wall rocks. Although the

existence of disseminated mineralization in the footwall rocks was known, the mineralization was neither sampled nor assayed.

Sultan is planning an excavator-trenching program to further investigate the dimensions and grade of the new discovery.

Jersey-Emerald Molybdenum Property - Update

Sultan has recently completed 1,400 metres of underground diamond drilling in 12 holes on the Company's Jersey-Emerald molybdenum and tungsten Property, located near Salmo in southeastern British Columbia, Canada. In August, Sultan announced the results of two underground diamond drill holes drilled beneath historic tungsten mineralization in the Emerald Mine. Hole two was the highlight of the two-holes. **This remarkable hole assayed 0.22% MoS_2 over its entire 192 foot length, including 5.19% MoS_2 over a 3.7 foot wide intersection near the bottom of the hole.** Ten additional step-out holes have since been completed around hole 2. The 10 holes attempted to define the north, east and south margins of the deposit, establish grade trends and determine the orientation of the high-grade molybdenum mineralization intersected in drill hole 2.

The 10 new holes have now been logged, split and sent for assay. Visual inspection of the core shows **molybdenum mineralization was intersected in all 10 holes.** Initial assays are expected to be available by late September.

Drilling has paused while deeper levels of the mine are being prepared for drilling. This work will facilitate the investigation of the molybdenum deposit at depth. Drilling is scheduled to resume about October 1.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the underground exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 15, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES INCREASE TO PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (**SUL**-TSX Venture) ("**Sultan**") is pleased to announce that due to increased demand and, subject to regulatory approval, it has increased the non-brokered private placement previously announced September 13, 2005, to 1,500,000 units (the "Units") at a price of $0.13 per Unit, for gross proceeds of up to $195,000. All other terms will remain unchanged from those announced September 13, 2005.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 20, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CLOSES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (**SUL**-TSX Venture) ("**Sultan**") is pleased to announce that it has closed a non-brokered private placement (see news releases September 13 and September 15, 2005), for gross proceeds of $195,000. The private placement consisted of 1,500,000 units (the "Units") at a price of $0.13 per Unit. Each Unit is comprised of one (1) common share in the capital of Sultan, and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of Sultan, expiring September 16, 2007, at an exercise price of $0.18 per share.

There were no finders' fees or commissions payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placement are subject to a four-month hold period expiring January 17, 2006.

Proceeds from the private placement will be used to fund exploration programs on Sultan's mineral property interests located in Canada and Peru, and for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

September 16, 2005.

Item 3. **News Release**

The press release was issued on September 20, 2005.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Arthur G. Troup
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

September 20, 2005.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 20, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CLOSES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (**SUL**-TSX Venture) ("**Sultan**") is pleased to announce that it has closed a non-brokered private placement (see news releases September 13 and September 15, 2005), for gross proceeds of $195,000. The private placement consisted of 1,500,000 units (the "Units") at a price of $0.13 per Unit. Each Unit is comprised of one (1) common share in the capital of Sultan, and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of Sultan, expiring September 16, 2007, at an exercise price of $0.18 per share.

There were no finders' fees or commissions payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placement are subject to a four-month hold period expiring January 17, 2006.

Proceeds from the private placement will be used to fund exploration programs on Sultan's mineral property interests located in Canada and Peru, and for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com